blu opportunity

Revolutionizing Residential Solar Financing for a More Sustainable Future

Our Mission: Enable the Deployment of More Solar Faster

blu opportunity

- Make solar financing transparent and affordable for homeowners.
- Help solar installers deploy more solar faster.
- Get the U.S. back on track with the Paris Climate Agreement goals.



This energy transition is critical to mitigating climate change, protecting human health, and revitalizing the U.S. economy.

We're Backed by Blu Banyan Inc.

blu opportunity

blu banyan

SolarSuccess

- Blu Opportunity is majority owned by Blu Banyan - an industry pioneer with leading market share in the U.S. solar industry through its SolarSuccess product.
- Blu Banyan is a key player on the U.S. Department of Energy's Orange Button Workgroup, setting industry standards to reduce soft costs on solar projects.
- Initiatives like the AHJ Registry and Orange Button API are already accelerating solar deployment.

Our Technology Foundation: SolarSuccess

- Blu Opportunity provides embedded financing via Blu Banyan's SolarSuccess platform.
- SolarSuccess is the leading business & project management system for residential, commercial, and utility-scale solar installers.
- Over 50 U.S. solar installers (many top-ranked in 2023) use SolarSuccess. Together, they've deployed more than 85 gigawatts of solar power.
- Projects worth $5.8B executed on SolarSuccess in 2022.

Residential Solar Market Opportunity

U.S. residential solar market: $14.21B in 2022.

Predicted to touch $44.77B by 2030 (CAGR of 15.4% from 2022 to 2030.)

Huge potential: Only 3.2% of U.S. homes have solar panels.

Our Immediate Traction

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Blu Banyan's solar installer clients are already drawn to Blu Opportunity's solar loans program.

They've soft committed over 4,500 residential projects for $157M loan agreements in 2023-24, and aiming to scale to $2B in loan volume by 2026.



The problem we're solving

The U.S. needs to Deploy More Solar Faster

blu opportunity

To mitigate climate change and fulfil the Paris Climate Agreement commitment, the U.S. needs to deploy solar energy at a rate 4X faster than what we are currently doing.

Solar panels made up 4.7% of U.S. electricity generation in 2022.

It needs to account for 40% of our electricity by 2035.

Residential solar is crucial for scaling

In 2022, the residential solar segment in the U.S. grew by 40%, with a record 700,000 homeowners installing rooftop solar.

Despite the growth, only a small percentage (3.2%) of all homes in the U.S. have solar panels installed.

Scaling is dependent on Solar Loans



85% of residential solar projects are financed.

The solar loans market is dominated by a handful of big players.

The top five players financed 71% of the entire residential market in 2022.

The BIG solar financing problem

The residential solar finance market is plagued by excessive hidden fees.

One of the biggest hidden fees is the loan origination fee, also called dealer fee.
It can make up to 42% of the total cost of a homeowner's solar project.

These fees are added to the total loan amount and interest is paid on the fees.


HIDDEN
FEES
Date
First Party
Second Party

The Negative Impact

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Higher solar project costs for homeowners and installers' cashflow challenges have negative impacts:

- fewer homes adopting solar energy,
- longer deployment times for solar installation,
- slower response to climate change on a larger scale.



Our Disruptive Solution

We're disrupting the solar loans industry

We’re disrupting the solar loans industry with affordable, no-hidden-fee solar loans benefiting homeowners and solar installers.



Benefits for Homeowners

- No hidden dealer fees
- Competitive interest rates
- Get full benefit of the 30% federal and state tax credits that reduce the project cost.



We help homeowners access affordable financing, maximize tax credits, make solar energy more affordable, and speed up the transition to solar power.

Benefits for Solar Installers

- Net 10 days payment structure.
- Integration with SolarSuccess for payment process automation.
- Enhanced cashflow to deploy more solar faster.



Solar installers receive payments directly from Blu Opportunity, in a fraction of the usual time, enhancing their cash flow, and sparking a surge in customer referrals.

Our Competitive Advantage

- Business model eliminating dealer fees and enabling homeowners to receive full tax credits to reduce project cost.
- Embedded financing via SolarSuccess to an existing base of Blu Banyan's solar installer clients with more than $6B projects in pipeline.
- Blu Banyan's reputation in the solar industry as a driver of standardization and specialized knowledge about solar projects and reduction of soft costs.

Our Core Team

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Jan Rippingale
Co-Founder & CEO

Jan, currently the Founder & CEO of Blu Banyan, is one of the leading experts in the solar industry. Through the US Department of Energy's Orange Button workgroup that Jan co-chairs, she is one of the foremost and sought after voices in the industry. Jan has 10+ years experience in solar technology.



John Cheney
Co-Founder & Director

John is the CEO & Co-Founder of Enera Power & Silverado Power, among the largest solar developers in the U.S. with 3GW pipeline (400mw PPAs). Sold control of the portfolio to FirTree (hold co FTP Solar dba sPower), who invests $920mm; led sale to AES/AIM Co, Alberta pension for $1.66Bn. He was also Co-Founder of MMA Renewable Ventures.



Sriram Das
Co-Founder & Director

Sriram Das is the Chairman and Managing Director at Das & Co., a New York family office focusing on sustainability, technology, and emerging markets. He oversees a $200M real estate fund in India and has initiated a venture for low-income housing in Jamaica.



Ben Bassett
Chief Operating Officer

With technology sales leadership for the last 15 years, Ben is an industry expert in tech sales and partnership execution. He has led teams at companies such as Paystand and Quantum.

Investment Opportunity

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We're raising $2 million through regulated crowdfunding on WeFunder.com

for start-up operational expenses.

Use of funds: Tech integrations, marketing, compliance, training, etc.

Align with the 85% of Americans wanting sustainable investments.

Supercharge the green energy drive and earn promising returns.

Revenue Projections & Returns

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- Valuation cap: $60M (early-bird at $50M).
- Aiming for 20% EBITDA.
- 25% of profits beyond growth needs distributed from 2027 onwards.

All projections are based on certain assumptions about the future, which by definition is uncertain.

Join Our Mission

We believe making clean energy affordable and accessible to all will drive positive environmental change.

Join us on our mission.

https://wefunder.com/blu.opportunity